FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: January 20, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            20 January, 2004 Holding(s) in Company

Exhibit 99


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

UNILEVER PLC

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/registered name - Management Company - ordinary shares held

Chase Nominees Limited - FMRCO - 959,700

State Street Nominees Limited - FMRCO - 64,480

HSBC - FMRCO - 13,500

State Street Bank & Trust Company - FMRCO - 1,663,600

Bank of New York - FMTC - 183,800

State Street Bank & Trust - FMTC - 1,201,773

Mellon Bank - FMTC - 155,591

Lloyds Bank (Stock Exchange Branch) Nominees Limited A/C - FMTC - 143,500

Nortrust Nominees - FMTC - 2,800

MSS Nominees Limited - FMTC - 251,400

Chase Nominees Limited - FMTC - 651,274

State Street Nominees Ltd - FMTC - 767,034

Lloyds Bank Nominees Ltd - FMTC - 960,819

Bankers Trust - FMTC - 190,338

Northern Trust - FMTC - 597,360

Mellon Trust - FMTC - 516,175

JP Morgan - FMTC - 250,152

Royal Trust - FMTC - 27,187

Bank of New York - Europe - FMTC - 96,700

HSBC - FMTC - 37,950

FMTC - 67,586

Nortrust Nominees - FMTC - 99,300

Chase Manhattan Bank London - FISL - 7,984,012

Chase Nominees Ltd - FISL - 2,640,183

Chase Nominees Ltd - FPM - 1,268,886

Bank of New York London - FPM - 1,048,250

Mellon Nominees Ltd - FPM - 279,700

HSBC - FPM - 875,750

Citibank - FPM - 525,700

Northern Trust - FPM - 874,677

Deutsche Bank - FPM - 76,200

Bankers Trust - FPM - 816,100

Chase Nominees Ltd - FIL - 1,791,142

Bank of New York - London - FIL - 6,724,781

HSBC Client Holdings Nominee (UK) Limited - FIL - 537,630

Chase Manhattan Bank London - FIL - 3,112,528

State Street Bank & Trust - FIL - 2,862,265

Deutche Bank - FIL - 1,682,926

Northern Trust - FIL - 4,438,647

JP Morgan - FIL - 3,183,913

Citibank - FIL - 159,850

Mellon Nominees Ltd - FIL - 98,900

Master Trust Bank of Japan - FIL - 25,400

Japan Trustee Svcs Bk Lt - FIL - 12,900

National Australia Bank - FIL - 71,500

Nortrust Nominees Ltd - FIL - 2,410,714

Morgan Stanley - FIL - 701,600

Bankers Trust - FIL - 133,300

Mitsubishi Trust - FIL - 8,369

Chuo Trust Bank - FIL - 10,836

PICG - FIL - 6,800

Chase Manhattan Bank AG Frankfurt - FIL - 120,441

Northern Trust London - FIL - 264,111

Bank of New York Brussels - FIL - 83,600

ING Luxembourg - FIL - 22,108

Bermuda Far East - FIL - 26,360

State Street Hong Kong - FIL - 8,400

Chase Nominees Limited - FMRCO - 32,881,600 (held as ADRs)

State Street Bank & Trust Company - FMRCO - 38,800 (held as ADRs)

Lloyds Bank Nominees Limited - FMTC - 140,000 (held as ADRs)

Sumitomo T&B - FMTC - 494,400 (held as ADRs)

FMTC - 1,138 (held as ADRs)

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 1.4P EACH

10. Date of transaction

15 JANUARY 2004

11. Date company informed

20 JANUARY 2004

12. Total holding following this notification

87,346,436, of which it has been disclosed, 8,388,984.5 are held as ADRs (one ADR represents four ordinary 1.4p PLC shares)

13. Total percentage holding of issued class following this notification

3.00%

14. Any additional information


15. Name of contact and telephone number for queries

Joanne McDonald, 020 7822 5860

16. Name and signature of authorised company official responsible for making this notification

Alison Dillon, Deputy Company Secretary

Date of notification

20 January 2004